SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


         For the quarter ended March 31, 2000

                          ST ASSEMBLY TEST SERVICES LTD
           (Exact name of the registrant as specified in its charter)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                      5 Yishun Street 23, Singapore 768442
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F      X        Form 40-F
                   -----------             ----------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes          No      X
            ---------    ----------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               ST ASSEMBLY TEST SERVICES LTD

                               By: /s/ Tan Bock Seng
                                  ---------------------------------
                                   Name:  Tan Bock Seng
                                   Title: Chairman and Chief Executive Officer
                                   Date:  [May 12, 2000]

                                  EXHIBIT INDEX

Exhibit                       Description of Exhibit
-------                       ----------------------

   1.                  Report for Three Months Ended March 31, 2000

                                                                       EXHIBIT 1

                  Report for Three Months Ended March 31, 2000

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                   As of December 31, 1999 and March 31, 2000
                                   (Unaudited)
                           In thousands of US Dollars

                                                       December 31,    March 31,
                                                          1999           2000
                                                       ------------   ----------
ASSETS
Current assets:
    Cash and cash equivalents ......................    $  16,568     $ 263,792
    Accounts receivable, net .......................       37,404        59,017
    Amounts due from ST affiliates .................        6,532         5,504
    Other receivables ..............................        9,572        10,804
    Inventories ....................................       11,313        11,474
    Prepaid expenses ...............................        7,079         7,067
                                                        ---------     ---------
       Total current assets ........................       88,468       357,658
Property, plant and equipment, net .................      251,298       303,047
Other receivables ..................................        1,835          --
Prepaid expenses ...................................       10,364         8,940
                                                        ---------     ---------
       Total Assets ................................    $ 351,965     $ 669,645
                                                        =========     =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Short-term debt ................................    $  60,000     $    --
    Current installments of long-term debt .........        7,420        15,032
    Accounts payable ...............................       13,070         6,875
    Amounts due to ST and ST affiliates ............        5,533         1,419
    Accrued operating expenses .....................       20,559        25,115
    Other payables .................................       55,238        34,882
    Income taxes payable ...........................          678         1,112
                                                        ---------     ---------
       Total current liabilities ...................      162,498        84,435
Deferred grant .....................................        1,923         3,007
Long-term debt, excluding current installments .....       46,360        37,581
                                                        ---------     ---------
       Total Liabilities ...........................      210,781       125,023
                                                        ---------     ---------
Shareholders' Equity

Share capital:
    Ordinary shares - par value S$0.25
    Authorized ordinary shares- 1,200,000,000
    Issued ordinary shares -
       785,427,695 as of December 31, 1999
       and 982,245,035 as of March 31, 2000 ........      129,827       158,895
Additional paid-in capital .........................       26,305       384,877
Accumulated other comprehensive income (loss) ......       (9,731)       (9,731)
Retained earnings (deficit) ........................       (5,217)       10,581
                                                        ---------     ---------
    Total Shareholders' Equity .....................      141,184       544,622
                                                        ---------     ---------

    Total Liabilities and Shareholders' Equity .....    $ 351,965     $ 669,645
                                                        =========     =========

     See accompanying notes to unaudited consolidated financial statements.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               For the Three Months Ended March 31, 1999 and 2000
                                   (Unaudited)
          In thousands of US Dollars (except share and per share data)

                                           For the three months ended March 31,
                                           ------------------------------------
                                                  1999               2000
                                               ---------          ---------
Net revenues ..............................    $  36,677          $  72,176
Cost of revenues ..........................      (28,435)           (45,054)
                                               ---------          ---------
Gross profit ..............................        8,242             27,122
                                               ---------          ---------

Operating expenses:
    Selling, general and administrative ...        5,456              9,586
    Research and development ..............        1,230              2,618
    Stock-based compensation ..............          899                247
    Other general expenses (net) ..........           (2)                (6)
                                               ---------          ---------
       Total operating expenses ...........        7,583             12,445
                                               ---------          ---------

Operating income ..........................          659             14,677
                                               ---------          ---------

Other income (expense):
    Interest income (expense), net ........       (1,398)               152
    Foreign currency exchange gain ........        2,157                860
    Other non-operating income, net .......          193                598
                                               ---------          ---------
       Total other income .................          952              1,610
                                               ---------          ---------
Income before income taxes ................        1,611             16,287
Income tax expense ........................         (239)              (489)
                                               ---------          ---------
Net income ................................    $   1,372          $  15,798
                                               =========          =========

Other comprehensive income (loss) .........    $    --            $    --
                                               ---------          ---------
Comprehensive income ......................    $   1,372          $  15,798
                                               =========          =========

Basic and diluted net income per
    ordinary share ........................    $    --            $    0.02
                                               =========          =========

Basic net income per ADS ..................    $    0.02          $    0.18
                                               =========          =========

Diluted net income per ADS ................    $    0.02          $    0.17
                                               ---------          ---------

Ordinary shares (in thousands) used in per
ordinary share calculation:
- basic ...................................      768,985            897,468
- effect of dilutive options ..............       10,665             14,785
                                               ---------          ---------
- diluted .................................      779,650            912,253
                                               ---------          ---------

ADS (in thousands) used in per ADS
calculation:
- basic ...................................       76,899             89,747
- effect of dilutive options ..............        1,066              1,479
                                               ---------          ---------
- diluted .................................       77,965             91,226
                                               ---------          ---------

     See accompanying notes to unaudited consolidated financial statements.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
             UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
               For the Three Months Ended March 31, 1999 and 2000
                                   (Unaudited)
                           In thousands of US Dollars



                                           For the three months ended March 31,
                                           ------------------------------------
                                                  1999               2000
                                               ---------          ---------
Cash Flows From Operating Activities

Net income .................................   $   1,372          $  15,798
Adjustments to reconcile net income
to net cash provided by operating
activities:
   Depreciation and amortization ...........      12,415             15,917
       Gain on sale of property, plant
        and equipment ......................          (2)                (6)
       Provision for doubtful accounts
        receivable .........................          (2)                48
      Provision for stock obsolescence .....         437               (351)
   Unrealized foreign currency exchange
    gain ...................................      (2,337)             2,939
Changes in working capital:
  Accounts receivable ......................       3,091            (21,661)
  Amounts due from ST affiliates ...........         400              1,028
  Inventories ..............................         347                190
  Other receivables and prepaid expenses ...      (1,946)               204
  Accounts payable .........................      (3,772)            (6,195)
  Amounts due to ST and ST affiliates ......       1,266             (4,114)
  Accrued operating expenses and other
   payables ................................         907              6,208
                                               ---------          ---------
Net cash provided by operating activities ..      12,176             10,005
                                               ---------          ---------

Cash Flows From Investing Activities

Purchases of property, plant and equipment .      (4,143)           (87,934)
Sale of property, plant and equipment ......           7                 31
                                               ---------          ---------
Net cash used by investing activities ......      (4,136)           (87,903)
                                               ---------          ---------

Cash Flows From Financing Activities

Repayment of short-term debt ...............        --              (60,000)
Proceeds from issuance of shares ...........          65            387,393
                                               ---------          ---------
Net cash provided by financing activities ..          65            327,393
                                               ---------          ---------
Net increase in cash and cash equivalents
   for the year ............................       8,105            249,495
Effect of exchange rate changes on cash ....        --               (2,271)
Cash and cash equivalents at beginning of
   the period ..............................      12,692             16,568
                                               ---------          ---------
Cash and cash equivalents at end of the
   period ..................................   $  20,797          $ 263,792
                                               =========          =========

Supplementary Cash Flow Information

Interest paid ..............................   $     801          $   2,123
Income taxes paid ..........................   $      10          $      55
Non-cash item
    Share issue subscriptions receivable ...   $   1,225                 $-
                                               ---------          ---------


     See accompanying notes to unaudited consolidated financial statements.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 2000
                           In thousands of US Dollars


1.       Basis of Preparation

(a)      Accounting Principles

         The interim consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles in the United States ("US GAAP"). Certain information and footnote disclosures normally included in Financial Statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The results of operations reflect the interim adjustments, all of which are of a normal recurring nature and which, in the opinion of management, are necessary for a fair presentation of the results for such interim periods. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results to be expected for the full year. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 1999.

(b)      Basis of Accounting

         The interim consolidated financial statements have been prepared on the historical cost basis. The interim consolidated financial statements included the financial statements of ST Assembly Test Services Ltd and its subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

(c)      Use of Estimates in the Financial Statements

         The preparation of the interim consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from these estimates.

(d)      Significant Customers and Concentration of Credit Risks

         The Company has a number of major customers in North America and Asia. During the three-month periods ended March 31, 1999 and 2000, the five largest customers collectively accounted for approximately 75.9% and 73.5% of revenues, respectively. The Company anticipates that significant customer concentration will continue for the foreseeable future, although the companies that constitute the Company's largest customers may change. The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies and credit control and collection procedures.

(e)      Risks and Uncertainties

         The Company's future results of operations include a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on the high cyclical nature of both the semiconductor and the communications and personal computer industries, competitive pricing and declines in average selling prices, reliance on a small group of principal customers, timing and volume of orders relative to the Company's production capacity, availability of manufacturing capacity and fluctuations in manufacturing yields, availability of financing, competition, dependence on raw material and equipment suppliers, exchange rate fluctuations, dependence on key personnel, enforcement of intellectual property rights, environmental regulations and fluctuations in quarterly operating results.

2.       Inventories

         Inventories at March 31, 2000 and December 31, 1999 consist of:

                                                   December 31,    March 31,
                                                      1999           2000
                                                     --------      --------

         Raw materials ...........................   $  8,440      $  7,827
         Factory supplies ........................      1,268         1,143
         Work-in-progress ........................      2,360         3,067
         Finished goods ..........................        348           189
                                                     --------      --------
                                                       12,416        12,226
         Allowance for inventory obsolescence.....     (1,103)         (752)
                                                     --------      --------
                                                     $ 11,313      $ 11,474
                                                     ========      ========

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS.

Forward-Looking Statements

         Certain of the statements in this Form 6-K are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include: general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or cancellation of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures; continued success in technological innovation; delays in acquiring or installing new equipment; litigation and other risks described in "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk Factors" section in the Form 20-F we filed on March 30, 2000.

Overview

       We are a leading independent provider of a full range of semiconductor test and assembly services, including:

       o testing, including final testing and wafer probe, on a diverse selection of test platforms, as well as additional test related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack and tape and reel;

       o assembly of leaded and laminate packages, as well as additional assembly related services such as package design and leadframe and substrate design;

       o pre-production services, such as package development, supply chain management and test software and related hardware development; and

       o   drop shipment services.

       We derive revenues from test services and assembly of leaded and laminate packages. Net revenue represents the invoiced value of services rendered, excluding goods and services tax, net of returns, trade discounts and allowances. We recognize revenue upon shipment of semiconductors for which we have provided services. Our net revenues from assembly services have grown at a faster rate than our net revenues from testing services and we expect this trend to continue as we provide more turnkey services to our customers. When we provide full turnkey services, we perform both test and assembly services on the same device. For that device, the unit price charged for assembly is generally twice that of the unit price charged for testing. Therefore revenues per unit from assembly services increase in absolute dollars more than for testing services. While test services typically command lower unit prices than assembly services, test services generate higher gross margins than assembly services. We provide a full range of test services and have developed substantial expertise in testing mixed-signal and high performance digital semiconductors. We have been successful in attracting new customers with these testing capabilities and then expanding our relationship with such customers to include assembly services tailored to their needs. We intend to continue to expand our test and assembly operations in order to position ourselves to meet increased demand for outsourced test and assembly services.

       The semiconductor industry is characterized by price erosion which can impact our revenue and gross margin, unless we improve our capacity utilization and reduce costs. Prices of our products of a given level of technology decline over the product life cycle, commanding a premium in the

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earlier stages and declining towards the end of the cycle. We have to continue to develop and offer increasingly complex test and assembly services that meet the requirements of our customers.

       Our results of operations are generally affected by the capital-intensive nature of our business. Most of our costs are fixed, as our variable costs are limited to the costs of materials, payroll and supplies. Our primary fixed costs are for test and assembly equipment. Testers typically cost between $2.0 million and $4.0 million each, compared with wire bonders which typically cost $100,000 each. Increases or decreases in capacity utilization rates can have a significant effect on gross profit margins since the unit cost of test and assembly services generally decreases as fixed charges, such as depreciation expense for the equipment, are allocated over a larger number of units. Depreciation expense for production equipment as a percentage of revenues was 29.8% and 20.9% for the three months ended March 31, 1999 and the three months ended March 31, 2000, respectively. We begin depreciating our equipment when it is placed into service. Often, there is a gap between when our equipment is placed into service and when it achieves high levels of utilization. As a result, placing into service new equipment can cause our gross profit margins to vary significantly from quarter to quarter. Our results of operations are also affected by declines over time in the average selling prices for packages. At times in the past, we have been able to offset, at least in part, the effect of such declines on our gross profit margins by successfully developing and marketing new higher margin packages, such as advanced leadframe and laminate packages, and by taking advantage of economies of scale and higher productivity resulting from higher volumes. However, we cannot assure you that we will be successful at offsetting any such declines in the future.

       Our operating expenses consist principally of selling, general and administrative expenses which include payroll-related expenses for administrative staff, facilities-related expenses, management fees to our parent Singapore Technologies Pte Ltd, marketing expenses and provisions for bad debts on accounts receivable. Our operating expenses also include research and development expenditures that have been focused in two areas:

       o the development of new test equipment, software and processes to enhance efficiency and reliability and to shorten test time of semiconductors; and

       o the development of new, advanced packages to meet the customized needs of our existing customers.

       Our quarterly results may vary significantly. Unfavorable changes may adversely affect our business, financial condition and results of operations. In addition, we intend to increase the level of operating expenses and investments in manufacturing capacity in anticipation of future growth in net revenues. To the extent our net revenues do not grow as anticipated, our financial condition and operating results may be materially and adversely affected due to the fixed nature of most of these expenses.

       We are a part of the Singapore Technologies Group, which provides us with certain direct and indirect benefits. We have benefited from our close working relationship with Chartered Semiconductor Manufacturing Ltd, which is also majority-owned by Singapore Technologies Pte Ltd and one of our major customers. In addition, Singapore Technologies Pte Ltd provides us with certain management services, including corporate secretarial, internal audit, training, executive resources and treasury services. We paid Singapore Technologies Pte Ltd a management fee of $0.7 million for the three months ended March 31, 2000 for these services. Certain general and administrative expenses of ST Assembly Test Services, Inc., our subsidiary, are borne and recharged to us by Chartered Semiconductor Manufacturing Inc., a United States incorporated affiliate of Singapore Technologies Pte Ltd. These expenses amounted to $0.2 million for the three months ended March 31, 1999 and 2000.

       We have been granted pioneer enterprise status under the Singapore Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 ("Relief from Income Tax Act"), for approved subcontract assembly and testing of integrated circuits, including wafer probe services, in Singapore for a five-year period from January 1, 1996. During the pioneer enterprise status period income from subcontract assembly and testing of integrated circuits, including wafer probe services, is exempt from Singapore income tax, subject to compliance with the conditions stated in the pioneer certificate and the Relief from Income Tax Act. Income from any other sources is taxed at prevailing Singapore corporate tax rates. Our pioneer status is renewable for an additional three years subject to compliance with certain conditions. We expect that we will be in compliance with such renewal conditions at the time of determining renewal eligibility.

       We experience foreign currency exchange gains and losses arising from transactions in currencies, principally the Singapore dollar, other than our functional currency, the U.S. dollar.

Results of Operations

       The following table sets forth certain financial data as a percentage of net revenues for the periods indicated:

                                                   Three Months Ended March 31,
                                                   ----------------------------
                                                        1999          2000
                                                        -----         -----
       Net revenues..............................       100.0%        100.0%
       Cost of revenues..........................        77.5          62.4
                                                        -----         -----
       Gross profit .............................        22.5          37.6
                                                        -----         -----
       Operating expenses:
         Selling, general and administrative.....        15.0          13.3
         Research and development................         3.3           3.6
         Stock-based compensation................         2.5           0.3
         Other general expenses (income), net....          -             -
                                                        -----         -----
           Total operating expenses..............        20.8          17.2
                                                        -----         -----
       Operating income..........................         1.7          20.4
       Other income (expense):
         Interest expense, net...................        (3.8)          0.2
         Foreign currency exchange gain..........         5.9           1.2
         Other non-operating income, net.........         0.5           0.8
                                                        -----         -----
           Total other income....................         2.6           2.2
                                                        -----         -----
       Income (loss) before income taxes.........         4.3          22.6
       Income tax expense........................        (0.6)         (0.7)
                                                        -----         -----
       Net income (loss).........................         3.7%         21.9%
                                                        -----         -----

Three Months Ended March 31, 1999 Compared to Three Months Ended March 31, 2000

       Net revenues. Net revenues increased 96.7% from $36.7 million in the three months ended March 31, 1999 to $72.2 million in the three months ended March 31, 2000. This increase was primarily due to the increase in unit volumes for test and assembly services. Net revenues from test services increased 127.3% from $15.4 million in the three months ended March 31, 1999 to $35.0 million in the three months ended March 31, 2000. The increase in test services net revenues was attributable primarily to growth in test volumes reflecting increased demand and expanded capacity. Revenues from assembly services increased 74.6% from $21.3 million in the three months ended March 31, 1999 to $37.2 million in the three months ended March 31, 2000. This increase was primarily due to greater demand for both leadframe and laminate packages.

       Cost of revenues and Gross profit margin. Cost of revenues increased 58.8% from $28.4 million in the three months ended March 31, 1999 to $45.1 million in the three months ended March 31, 2000, primarily due to higher depreciation expense as a result of placing into service additional test and assembly equipment and costs associated with increased test and assembly unit volumes. Depreciation expense for production equipment increased from $10.9 million in the three months ended March 31, 1999 to $15.1 million in the three months ended March 31, 2000. Gross profit

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margin increased from 22.5% in the three months ended March 31, 1999 to 37.6% in the three months ended March 31, 2000. The increase in gross profit margin was attributable primarily to improved utilization of materials and of test and assembly equipment. Gross profit margin in the three months ended March 31, 2000 declined from 39.6% in the three months ended December 31, 1999 primarily due to lower utilization of test and assembly equipment as a result of increased capital expenditures on purchases of production equipment and the higher depreciation expense as a result of placing such production equipment into service in the three months ended March 31, 2000.

       Selling, general and administrative expenses. Selling, general and administrative expenses increased 74.5% from $5.5 million in the three months ended March 31, 1999 to $9.6 million in the three months ended March 31, 2000. However, selling, general and administrative expense as a percentage of net revenue declined from 15.0% in the three months ended March 31, 1999 to 13.3% in the three months ended March 31, 2000. The increase in absolute terms was mainly due to the addition of 20 employees in sales and marketing positions and 30 employees in administrative positions.

       Research and development expenses. Research and development expenses increased 116.7% from $1.2 million, or 3.3% of net revenues, in the three months ended March 31, 1999 to $2.6 million, or 3.6% of net revenues, in the three months ended March 31, 2000. The increase was attributable to the addition of 50 employees in research and development positions and purchases of equipment to develop new packages.

       Stock-based Compensation. Stock-based compensation was $247,000 in the three months ended March 31, 2000 compared to $899,000 in the three months ended March 31, 1999. The difference is in part attributable to the impact of the adoption by the company of a new employee share ownership scheme in December 1999.

       Other income (expense). Other income increased 60.0% from $1.0 million in the three months ended March 31, 1999 to $1.6 million in the three months ended March 31, 2000 primarily due to a decrease in interest expense. Interest expense, net for the three months ended March 31, 1999 was $1.4 million compared to interest income, net of $0.2 million in the three months ended March 31, 2000. This was primarily due to the interest income from the proceeds of the initial public offering and from the repayment of short-term loans of $60.0 million in the three months ended March 31, 2000.

       Income tax expense. Income tax expense increased from $0.2 million in the three months ended March 31, 1999 to $0.5 million in the three months ended March 31, 2000 due to higher interest income. The current income tax expense for both periods is due to Singapore tax on rental and interest income and U.S. tax on income generated by ST Assembly Test Services, Inc. in the United States.

       Liquidity and Capital Resources

       At March 31, 2000, our principal sources of liquidity included $263.8 million in cash and cash equivalents and $55.0 million of unutilized credit facilities.

       On June 5, 1998, we entered into a S$90.0 million ($54.3 million) long-term loan agreement with the Economic Development Board. The long-term loan is denominated in Singapore dollars and bears interest at 1% over the prevailing rate per annum declared by the Central Provident Fund Board, a statutory board of the Singapore Government. The prevailing rate at December 31, 1999 was 2.5%. Interest is payable semi-annually commencing September 1, 1998. Principal is payable in seven semi-annual, equal installments commencing September 1, 2000. The loan agreement specifies that the proceeds are to be used solely for the financing of fixed productive assets in the semiconductor business. This loan matures on September 1, 2003 and is guaranteed by Singapore Technologies Pte

Ltd. The loan agreement restricts us from paying dividends, from incurring further indebtedness and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of the Company, in each case without prior lender consent. To reduce our Singapore dollar exposure on this loan, in the first quarter of 1999 we hedged the principal amount due under such loan and incurred an additional annual financing charge of 1.7% of the principal amount of such loan with respect to such hedging transaction. Subsequent to our initial public offering, we terminated this arrangement and currently hold Singapore dollar cash balances, proceeds from our initial public offering, as a hedge of the principal amount due under the loan.

       We have an uncommitted working capital facility with Citibank, N.A. for $20.0 million. Interest on borrowings under this facility are charged at the bank's prevailing rate.

       We have two working capital facilities with Den Danske Bank. The first is a committed facility expiring August 25, 2000 for $25.0 million with interest charged on borrowings at 0.6% per annum above LIBOR. The second is an uncommitted facility for $10.0 million with interest charged at a rate agreed on the date of drawdown.

       The $10.0 million of net cash provided by operating activities in the three months ended March 31, 2000, was attributable to net operating cash generated, before changes in operating working capital, of $34.3 million, offset by an increase in operating working capital of $24.3 million.

       Net cash used in investing activities for the three months ended March 31, 2000 was $87.9 million and represents amounts paid for property, plant and equipment, of which $67.4 million relates to property, plant and equipment acquired in the three months ended March 31, 2000, and the balance for property, plant and equipment acquired in prior periods. We have budgeted capital expenditures and investments of approximately $200.0 million for all of 2000. From time to time we may acquire or make investments in additional businesses, products and technologies or establish joint ventures or strategic partnerships that we believe will complement our current and future business. Some of these acquisitions or investments could be material.

       Net cash provided by financing activities was $327.4 million in the three months ended March 31, 2000, primarily due to proceeds of $387.4 million from our initial public offering, which was offset by the repayment of short term loans of $60.0 million.

Foreign Currency Exchange Exposure

       We have adopted a hedging policy that we believe adequately covers any material exposure to our non-U.S. dollar assets and liabilities. To minimize foreign currency exchange risk, we selectively hedge our foreign currency exposure through forward foreign currency swap contracts and options. However we cannot assure you that sudden or rapid movement in exchange or interest rates will not have a material adverse effect on our business, financial condition or results of operations.



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